IMC Announces Binding Term Sheet for Distribution of CannEpil® in Israel

  New generation of evidence-based cannabis products to be launched in Israel

  IMC to be exclusive distributor of CannEpil® in Israel for five-year term

  CannEpil® was developed by MGC Pharma for the treatment of refractory epilepsy

* Currency is in CAD$ unless specified otherwise

Toronto, Canada; and Glil Yam, Israel - June 15, 2020 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC), one of the world's pioneering medical cannabis companies with operations in Israel and across Europe, today announced that the Company has signed a binding term sheet for the exclusive distribution rights of CannEpil® in Israel for a period of five years (the "Term Sheet"). CannEpil® is a phytocannabinoid medicine developed by MGC Pharmaceuticals Ltd. (ASX:MXC)("MGC") for the treatment of refractory epilepsy.

The Term Sheet follows the announcement by MGC on May 26, 2020 that the Ethics Committee of Schneider Children's Medical Center of Israel has given its approval to commence a Phase IIb clinical trial of CannEpil® in Israel. In Israel, there are now over 82,000 people suffering from epilepsy. Approximately 30% are unbalanced pharmacologically and experience seizures with different frequency and intensity, making it difficult for their daily functioning and routine.1

Oren Shuster, Chief Executive Officer of IMC, commented, "We are embarking on a new era of cannabis-based products around the world. The next generation of medical cannabis products will be driven by evidence-based research and IMC plans to remain at the cutting edge of cannabis medicine which aligns with its vision for leadership in the global medical cannabis industry. As investment in research, development and commercialization of treatments like CannEpil® advances over time, IMC will seek to enter into similar agreements for the distribution of innovative products in all the markets in which it operates." Mr. Shuster continued, "We have great respect for MGC's commitment to innovation and its ability to develop novel medical cannabis products. Combining MGC's intellectual property with our local knowledge of the Israeli market is a formula for success and we look forward to working with them for the betterment of medical cannabis patients in Israel and across the world."

Roby Zomer, Co-founder and Managing Director of MGC Pharma, commented, "We are very pleased to have our first commercial Israel distribution agreement for CannEpil® in place with one of the leading distributors of medical cannabis products in Israel. There is a strong need for epilepsy medication in Israel and the agreement with IMC has the potential to be transformational for MGC following successful clinical trials."

Details of the Term Sheet

The Term Sheet was signed on June 12, 2020. According to the Term Sheet, IMC will be responsible for the registration of CannEpil® in Israel and obtaining all necessary permits and licenses for importation and commercialization in Israel. IMC will also be responsible for promotional activity and distribution in Israel. Each purchase order under the Agreement is subject to a €50,000 minimum purchase.

1 Source: Israel Epilepsy Association.

MGC will continue to own all the intellectual property rights associated with CannEpil® and its continued research and development.

The execution of a definitive distribution agreement is subject to a number of conditions including the receipt of all necessary corporate and regulatory approvals and the following conditions precedent:

  Confirmation that CannEpil® has health-promoting effects and meets the requirements needed under applicable law for CannEpil® to be qualified as a drug in the Israel;

  Extensive market research conducted by IMC indicates marketability of the product in Israel; and

  MGC and IMC enter into a separate registration and supply agreement based on the material terms of the Term Sheet and other terms and conditions to be agreed to by the parties.

There can be no assurance that a definitive distribution agreement will be executed as proposed or at all.

About IM Cannabis Corp.

IMC is an international medical cannabis company, and a well-known Israeli brand of medical cannabis products. In Europe, IMC has established a medical cannabis operation first with its distribution subsidiary in Germany and augmented by strategic agreements with certified EU-GMP Standard suppliers, making it one of the only medical cannabis companies with fully integrated operations in Europe. IMC intends to leverage its operational experience and brand to establish a foothold in emerging medical cannabis markets including Germany, Portugal and Greece. IMC's core Israeli business includes offering branding, know-how and other intellectual property-related services to the Israeli medical cannabis market. Its key assets in Israel include commercial agreements with licensed producers and an option to purchase licensed entities. IMC has developed proprietary processes in its operations and is active in developing and investing in innovative technology for global medical cannabis consumers leveraging its reputation and expertise in the medical cannabis sector.

About MGC Pharmaceuticals Ltd.

MGC Pharmaceuticals Ltd (ASX: MXC) is a European based bio-pharma company developing and supplying affordable standardised phytocannabinoid derived medicines to patients globally.  The Company's founders were key figures in the global medical cannabis industry and the core business strategy is to develop and supply high quality phytocannabinoid derived medicines for the growing demand in the medical markets in Europe, North America and Australasia. MGC Pharma has a robust product offering targeting two widespread medical conditions - epilepsy and dementia - and has further products in the development pipeline.

Employing its 'Nature to Medicine' strategy, MGC Pharma has partnered with renowned institutions and academia to optimise cultivation and the development of targeted phytocannabinoid derived medicines products prior to production in the Company's EU-GMP Certified manufacturing facility.  MGC Pharma has a number of research collaborations with world renowned academic institutions, and including recent research highlighting the positive impact of using specific phytocannabinoid formulations developed by MGC Pharma in the treatment of glioblastoma, the most aggressive and so far therapeutically resistant primary brain tumour.

MGC Pharma has a growing patient base in Australia, the UK, Brazil and Ireland and has a global distribution footprint via an extensive network of commercial partners meaning that it is poised to supply the global market.

Disclaimer for Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable Canadian securities laws. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. The forward-looking statements in this press release include, without limiting the foregoing, the Company being the exclusive distributor of CannEpil® in Israel for the next five years, the characteristics of the next generation of medical cannabis products, the ability to enter into other distribution agreements for innovative products, the ability to obtain all necessary regulatory approvals to distribute CannEpil® in Israel, and the Company's strategic plans. Forward-looking statements are subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those contained in the forward-looking statements, including, without limitation: the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, Portugal, Greece or any other foreign jurisdictions in which the Company intends to operate; the ability of Focus Medical Herbs, Ltd. ("Focus Medical"), a licensed producer in Israel with which the Company has exclusive commercial agreements to deliver on previously announced pharmacy sales agreements; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis cultivation license; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including in the event that Focus Medical were to lose its designation as an essential service in the State of Israel during the current COVID-19 outbreak; any unexpected failure of Focus Medical to renew its cultivation license with the Israeli Ministry of Health; reliance on management; inconsistent public opinion and perception regarding the use of cannabis; engaging in activities considered illegal under US federal law; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; crop failures; litigation; currency fluctuations; competition; and loss of key management and/or employees. The Company does not undertake any obligation to update forward-looking statements except as required by applicable securities laws. Investors should not place undue reliance on forward-looking statements.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca